FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National plc – Unaudited Interim Announcement

Six Months Ended 30 June 2007

On 26 July 2007, Abbey National plc ("Abbey") issued a Trading Statement summarising the results for the six months ended 30 June 2007. That statement was unaudited and did not comprise an interim results announcement. It contained narrative on business trends and new business. This statement is a follow-up to the Trading Statement and comprises Abbey’s unaudited interim results announcement. It contains unaudited primary financial statements, including an income statement, balance sheet, statement of recognised income and expense, and cash flow statement. For further details of business trends it should be read in conjunction with the Trading Statement issued on 26 July 2007. Whilst the financial information included in this interim announcement has been prepared in accordance with International Financial Reporting Standards (IFRS), this announcement does not contain all the financial statement disclosures that would be required under IFRS. The accounting policies adopted by Abbey in the period covered by this announcement are consistent with those described in the 2006 Annual Report and Accounts.

Summarised Consolidated Income Statement

For the six months ended 30 June 2007 and 2006

Continuing operations	30 June 2007 £m	30 June 2006 £m
Net interest income	735	584
Non-interest income	633	611
Total operating income	1,368	1,195
Administrative expenses	(685)	(708)
Depreciation and amortisation	(97)	(109)
Impairment losses on loans and advances	(109)	(127)
Share of loss of associates	(1)	(1)
Profit on continuing operations before tax	476	250

Tax on profit on continuing operations	(117)	(60)
Profit on continuing operations after tax	359	190
Discontinued operations:
Profit for the period from discontinued operations	-	53
Impairment losses from discontinued operations	-	(232)
Loss for the period from discontinued operations	-	(179)
Profit for the period	359	11

2007 compared to 2006

Profit before tax from continuing operations of £476m compared to a profit of £250m in 2006 and marks a significant improvement on 2006. Material movements by line include:

•

 net interest income of £735m (2006: £584m) increased by over 25%. The increase relates in part to earnings on the proceeds from the sale of the life businesses in 2006. The remaining movement was largely due to asset growth of over 7% and improved liability growth combined with margin management. In total, spreads were stronger than the same period last year benefiting from improvement in liability spreads;

•

 non-interest income of £633m (2006: £611m) benefited from slightly higher Retail Banking income and strong growth in investment related income. This was driven by our success in the tax year campaign and a stronger range of investments and bundled saving products. The increase is also driven, to a large extent, by hedging losses in the first half of 2006 (not repeated in 2007), improved results in financial markets and gains on the sale of motor finance businesses in 2007.

•	administrative expenses of £685m (2006: £708m) reduced by a further 3%, with the majority of the savings relating to employment costs driven by headcount reductions predominantly in 2006;

•	depreciation and amortisation of £97m (2006: £109m) decreased by 11% due to the write off of assets that took place in 2006;
•

 provision charge in relation to bad and doubtful debts of £109m (2006: £127m). Provisions have stabilised through the first half of 2007. This performance was due largely to the continued strong quality of secured assets, offset in part by a deterioration of quality in the unsecured portfolio as expected;

•

 discontinued operations represent the Life insurance businesses. In 2006, Abbey sold its entire life insurance business to Resolution plc for cash consideration of approximately £3.6bn. The principal life companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, as well as the two offshore life companies, Scottish Mutual International plc and Scottish Provident International Life Assurance Limited.

As at 30 June 2007, 31 December 2006 and 30 June 2006

	As at 30 June 2007 £m	As at 31 December 2006 £m	As at 30 June 2006 £m
Assets
Cash and balances at central banks	818	888	3,114
Trading assets	69,033	62,314	64,995
Derivative financial instruments	9,564	8,336	7,761
Financial assets designated at fair value	8,371	8,713	4,158
Loans and advances to banks	2,835	2,242	33
Loans and advances to customers	106,293	103,146	99,581
Available for sale securities	24	23	7
Investment in associated undertakings	21	22	30
Intangible assets	90	90	98
Property, plant and equipment	463	415	344

Operating lease assets	2,070	2,082	2,133
Current tax assets	241	223	472
Deferred tax assets	712	804	771
Other assets	2,419	2,507	1,763
Assets classified as held for sale	-	-	28,920
Total assets	202,954	191,805	214,180

Deposits by banks	4,497	6,656	1,132
Deposits by customers	68,026	66,519	66,526
Derivative financial instruments	11,727	10,218	8,435
Trading liabilities	58,048	57,604	66,671
Financial liabilities designated at fair value	7,483	8,151	8,905
Debt securities in issue	37,376	28,998	21,773
Other borrowed funds	1,573	1,655	1,920
Subordinated liabilities	4,484	5,020	6,033
Macro hedge of interest rate risk	345	174	52
Other liabilities	4,037	1,616	2,021
Other provisions	142	180	147
Current tax liabilities	447	300	414
Deferred tax liabilities	565	564	629
Retirement benefit obligations	722	1,034	1,107
Liabilities classified as held for sale	-	-	25,340
Total liabilities	199,472	188,689	211,105

Share capital	148	148	148
Share premium account	1,857	1,857	1,857
Retained earnings	1,477	1,111	1,070
Total shareholders equity	3,482	3,116	3,075
Total liabilities and equity	202,954	191,805	214,180

For the six months ended 30 June 2007

2007 £m

Exchange differences on translation of foreign operations	(1)
Actuarial gains and losses on defined benefit pension plans	297
Tax on items taken directly to equity	(89)
Net gains recognised directly in equity	207
Profit for the period	359
Total recognised income and expense for the period	566

Attributable to:
Equity holders of the parent	566
566

An interim dividend of £200m for 2007 was declared on 26 June 2007 on Abbey’s ordinary shares in issue. The dividend will be paid during the second half of 2007.

Consolidated Cash Flow Statement

For the six months ended 30 June 2007 and 2006

	2007 £m	2006 £m

Net cash flow from / (used in) operating activities	4,938	(1,557)

Cash flows from / (used in) investing activities
Dividends received from associates	-	2
Investment in associates	-	(7)
Purchase of tangible and intangible fixed assets	(135)	(104)
Proceeds from tangible and intangible fixed assets	4	-
Purchase of non-dealing securities	(1)	(3)
Net cash flow (used in) investing activities	(132)	(112)

Cash flows from / (used in) financing activities
Issue of loan capital	11,636	2,223
Repayment of loan capital	(3,088)	(2,748)
Net cash flows from financing activities	8,548	(525)

Net increase / (decrease) in cash and cash equivalents	13,354	(2,194)

Cash and cash equivalents at beginning of the period	(3,847)	8,241
Effects of exchange rate changes on cash and cash equivalents	(252)	(507)
Cash and cash equivalents at the end of the period	9,255	5,540

Abbey is a registered trademark.

Abbey & Santander

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander S.A. ("Santander") (SAN.MC,STD.N). Founded in 1857, Santander has more than 60 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries. Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts. The information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies.  The auditors’ report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Contacts

Matthew Young (Communications Director) 020 7756 4232

Anthony Frost (Head of Media Relations) 020 7756 5536

Bruce Rush (Investor Relations) 020 7756 4275

For more information contact: ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 11th September 2007	By / s / Jessica Petrie
(Authorised Signatory)